Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registered in the Securities Registry under No. 42

Santiago (Chile), September 12th, 2023

Commission for the Financial Market

(Comisión para el Mercado Financiero)

PRESENT

To whom it may concern:

The undersigned, on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30, issued by the Commission for the Financial Market (the “Commission”).

As is of public knowledge, and as previously reported on the Company's website, Licancel Pulp Mill, located in Licantén, Maule Region, had to stop its operations completely on August 21st, 2023 -for the second time this year due to the same reason-, as result of the overflow of the Mataquito River caused by the severe weather conditions that affected the central-southern zone of Chile.

Following a thorough analysis of the consequences and damages resulting from this event, and as result of the same, together with the extreme climatic variability, consecutive floods of the Mataquito River during this winter, extreme periods of drought leading to repeated shutdowns in previous summers, high-impact forest fires that have significantly reduced the availability of wood at an industrial level, in addition to the years of operation of the main equipment, it has been necessary to take the regrettable decision to indefinitely suspend the pulp manufacturing process at the pulp mill referred herein.

The Licancel Pulp Mill was built in 1992 and was acquired by Arauco in September 1999. The Pulp Mill currently has an installed annual production capacity of approximately 160,000 tons of unbleached pine pulp, which corresponds to 3% of Arauco's total annual pulp production capacity. Furthermore, the Licancel Pulp Mill represented 1.7% of Arauco's consolidated revenues in 2022. This decision will result in the layoff of approximately 160 direct employees.

As a consequence of the indefinite suspension of the pulp manufacturing process at the Licancel Pulp Mill, and applying the customary procedures for determining impairments or losses in accordance with International Financial Reporting Standards (IFRS), the Company will record an impairment provision for assets associated with the Licancel Pulp Mill in its 2023 financial statements, for a net amount of deferred taxes of approximately US$55 million, notwithstanding the fact that detailed analyses are being conducted to determine the final figure.

Very truly yours,

Matías Domeyko Cassel

Chief Executive Officer

CELULOSA ARAUCO Y CONSTITUCION S.A.

c.c.

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